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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               THE KOREA FUND, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    500634100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 17, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                              (Page 1 of 15 Pages)

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 2 of 15
===================                                                =============

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                3,455,928
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 3,455,928
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,455,928
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.95%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                              (Page 2 of 15 Pages)

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 3 of 15
===================                                                =============

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                3,428,528
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 3,428,528
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,428,528
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.90%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                              (Page 3 of 15 Pages)
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===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 4 of 15
===================                                                =============

ITEM 1.          SECURITY AND ISSUER.
                 -------------------

                 This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Korea Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at 345 Park Avenue, New York NY 10154, USA.

ITEM 2.          IDENTITY AND BACKGROUND.
                 ------------------------

                 (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

                 The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                 CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to segregated accounts and various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                 CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, and Global are referred to herein as the "City of London Funds."

                 The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and two segregated accounts to which CLIM provides investment advisory services (the "Accounts").

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 5 of 15
===================                                                =============

                 (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                 (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                 --------------------------------------------------

                 Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Accounts.

                 The aggregate purchase price of the 3,455,928 Shares beneficially owned by the Reporting Persons was $57,734,066, inclusive of brokerage commissions.

                 The aggregate purchase price of the 142,030 Shares beneficially owned by EWF was $2,002,043, inclusive of brokerage commissions.

                 The aggregate purchase price of the 1,114,131 Shares beneficially owned by GEM was $17,487,870, inclusive of brokerage commissions.

                 The aggregate purchase price of the 1,307,324 Shares beneficially owned by IEM was $21,398,953, inclusive of brokerage commissions.

                 The aggregate purchase price of the 127,938 Shares beneficially owned by GFM was $2,078,210, inclusive of brokerage commissions.

                 The aggregate purchase price of the 179,128 Shares beneficially owned by FREE was $3,122,064, inclusive of brokerage commissions.

                 The aggregate purchase price of the 557,977 Shares beneficially owned by the Accounts was $11,182,817, inclusive of brokerage commissions.

                 The aggregate purchase price of the 27,400 Shares beneficially owned by Global was $462,107, inclusive of brokerage commissions.

ITEM 4.          PURPOSE OF TRANSACTION.
                 -----------------------

                 From time to time, the Reporting Persons have acquired beneficial ownership of Shares in the ordinary course of business for investment purposes and have held Shares in such capacity. The Reporting Persons, collectively, are currently one of the Fund's largest stockholders.

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 6 of 15
===================                                                =============

                 The Reporting Persons believe the Board of Directors of the Fund has failed to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading.

                 On April 25, 2003, citing concerns over the increasing and persistent discount to NAV in excess of 17%, the Fund announced that its Board of Directors would undertake a special review of possible alternatives that would enable shareholders, within the next twelve months, to receive value that is near NAV for at least a portion of their shares of the Fund. The announcement noted that the Fund had already taken steps to address the discount from NAV at which Fund shares have traded, including a special in-kind dividend of portfolio securities and a share buy-back program. As stated in the release, further alternatives to be considered include a tender offer for a portion of the Fund's shares, a change in the Fund's structure or a strategic transaction.

                 The Reporting Persons believe that special in-kind dividends and small share buy-back programs historically have not been successful in addressing in a meaningful manner persistent discount to NAV problems in closed-end funds. Consequently, the Reporting Persons were, at the time of the April 2003 press release, pleased by the Board's stated intention to explore more consistent and permanent alternatives for addressing the discount issue, such as a change in the Fund's structure or a strategic transaction. At that time, the Fund made clear its commitment to serve the shareholders' best interest.

                 The press release of April 25, 2003 also noted that the Fund is licensed by the Minister of Finance and Economy of Korea to invest in Korean securities. Under the license, repatriation of investment principal is generally limited to 10% of net asset value (taken at current value). Approval by the Ministry is required under the license for, among other things, changes to the Fund's stated investment objective or its closed-end structure.

                 On January 21, 2004, nine months after the initial announcement, the Board of Directors of the Fund announced that it had approved a tender offer for up to 10% of its outstanding shares of common stock for cash, at a price per share equal to 95% of the NAV on the business day after the day on which the offer expires. The tender offer is expected to commence on January 23, 2004 and remain open through February 23, 2004, unless extended. According to the Fund, the tender offer is being conducted as a result of the Board's special review, initiated last April, of alternatives that would enable shareholders to receive value that is near NAV for at least a portion of their shares by April 2004. The Board considered a full range of strategic and structural alternatives for the Fund in connection with its review, and concluded that the tender offer is in the best interests of the Fund's shareholders at this time.

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 7 of 15
===================                                                =============

                 The Fund also announced that the Board had approved a program of additional repurchase offers, one to occur the first quarter of 2005 and another in the first quarter of 2006. Each additional repurchase offer would be for 10% of the Fund's shares, would be at a price of 95% of NAV at the close of business on the day after the offer expires, and would be made, subject to fiduciary and other applicable requirements, if the Fund's shares traded on the New York Stock Exchange at an average weekly discount from NAV greater than 15% during a 13-week measuring period ending the preceding December 31.

                 The Reporting Persons were dismayed by the Fund's announcement. The strategy adopted by the Board of the Fund regarding the size of the tender offer and the discount level to trigger further tender offers raises a number of significant concerns for the Reporting Persons, as shareholders of the Fund.

                 1. The commitment made to shareholders by the Board in April
                    ---------------------------------------------------------
                    2003 has not been met.
                    ----------------------

                 The Reporting Persons believe that the January 21 announcement shows that the commitment to shareholders discussed in the Fund's April 2003 press release, pursuant to which the Board was going to analyze alternatives to address the discount problem, was not serious.

                 The April 25, 2003 press release quoted Nicholas Bratt, at the time the Fund's President and a Managing Director of the Fund's manager Deutsche Investment Management Americas Inc. ("Deutsche Investment"): "We believe the closed-end structure of the Fund has served shareholders well and has contributed to the Fund's remarkably strong record. It is appropriate at this time, however, in light of the evolution of the Korean capital markets and the concerns that shareholders have expressed about the discount, to consider possible additional steps, consistent with regulatory requirements, to address the discount."

                 According to Mr. Bratt's statements, it would seem that it was shareholder concern about the discount that was the main driver behind the Board's decision to analyze possible measures to address the discount, which presumably may have even included the possibility of conversion from closed-end to interval status.

                 The Board, despite its previous announcements, has clearly decided that maintaining the size of the Fund by conducting a limited tender offer serves the interest of shareholders better than providing a permanent solution to the persistent and substantial discount at which the shares of the Fund trade. The Reporting Persons, as one of the major shareholders of the Fund, believe that the Board's decision is unacceptable.

                 THIS APPROACH SEEMS TO SERVE THE INTEREST OF THE FUND'S MANAGER, DEUTSCHE INVESTMENT, RATHER THAN THE FUND'S SHAREHOLDERS.

                 2. The Board lacks clarity when communicating its intentions to
                    ------------------------------------------------------------
                    shareholders.
                    -------------

                 The Fund's April 2003 announcement noted that the Fund had already taken steps to address the discount from NAV at which Fund shares have traded, including a special in-kind dividend of portfolio securities and a share buy-back program. According to the Fund, further alternatives to be considered by the Board

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 8 of 15
===================                                                =============

                 included a tender offer for a portion of the Fund's shares, a change in the Fund's structure or a strategic transaction. Even though it could be argued that the repurchase program announced in January 21, 2004 is consistent with the previously discussed alternatives, the Reporting Persons believe that the Board implied a commitment to take much more significant actions than the recently announced repurchase program.

                 THE REPORTING PERSONS BELIEVE THERE WAS NO NEED FOR THE FUND TO WAIT NINE MONTHS TO IMPLEMENT A REPURCHASE PROGRAM.

                 3. The Korean License.
                    -------------------

                 The Reporting Persons are aware that the Fund has a license granted by the Korean Government, which has also granted similar licenses to the Korea Europe Fund and the Korea Asia Fund.

                 Even though this license effectively limits the repatriation of investment principal to 10% of net asset value, it was probably the most practical means at that time (20 years ago) to allow foreigners to invest in South Korea before the market was opened to foreign investors in the 1990's.

                 But the investment characteristics of the Korean market have significantly changed during the last ten years and the access vehicles to the Korean market have increased in number. Moreover, consistent with the Reporting Persons' view, the head of the MSCI Tokyo office was quoted on Bloomberg on February 6, 2004 as saying that MSCI is reviewing the status of both Korea and Taiwan for possible upgrade to "Developed Market" status.

                 The Korean license, which limits repatriation of investment principal to 10%, does not appear to be beneficial to shareholders any longer in light of the changes in the Korean market since the time of its grant. Moreover, the Reporting Persons understand that even with the investment license, a license holder is still required to invest within the foreign investment quota for foreign ownership (i.e. the licensed holder is still treated as a foreign investor).

                 In fact, after considering the interests of its shareholders, the Korea Europe Fund returned its license to the Korean authorities so that the fund could convert to open-end status. The Korea Asia Fund also returned its license, but decided to liquidate rather than convert to open-end status.

                 In spite of the precedents referred to in the preceding paragraphs, the Board concluded that maintaining the current closed-end format of the Fund was in the best interests of the Fund's shareholders because, under current market conditions, including the emerging nature of the Korean capital markets, the volatility and the limited liquidity of many of the Fund's holdings, the Fund's investment objective of long-term capital appreciation can best be achieved through a closed-end structure.

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 9 of 15
===================                                                =============

                 THE REPORTING PERSONS DO NOT BELIEVE THAT THE KOREAN LICENSE IS BENEFICIAL TO THE FUND'S SHAREHOLDERS AT THIS TIME AND BELIEVE THAT IT IS NOT ACCEPTABLE FOR THE BOARD TO USE THE LICENSE AS A LIMIT ON ITS ABILITY TO DEVELOP SOLUTIONS TO ADDRESS THE DISCOUNT TO NET ASSET VALUE WHEN THERE ARE NOW MANY ALTERNATIVE OPTIONS FOR INVESTING IN THE SOUTH KOREAN MARKET.

                 4. The 10% tender offer.
                    ---------------------

                 The Board assumes that the tender offer for up to 10% of the Fund's outstanding shares of common stock for cash will assist in solving the discount problem. The Reporting Persons believe that such assumption is wrong, and also believe that the results of the current tender will confirm their belief.

                 Even if the Board's rationale is based on the assumption that the discount problem is going to be eliminated by the two additional identical repurchase offers, one to occur the first quarter of 2005 and another in the first quarter of 2006, why did the Board not decide to make a one-time tender offer for 30% of the outstanding shares?

                 The Reporting Persons believe that the Board will be held accountable for the results of this tender. Presumably the Board position is that at a level of acceptance of around 10% will justify a 10% tender.

                 THE REPORTING PERSONS, HOWEVER, BELIEVE THAT THE NUMBER OF SHARES TENDERED WILL BE CLOSER TO 50% AND THAT THIS IS A MUCH MORE RELEVANT FIGURE IN TERMS OF SHAREHOLDER'S SUPPORT FOR THE BOARD ACTIONS.


                 5.  The 15% discount threshold.
                     ---------------------------

                 The Reporting Persons believe that establishing a threshold for conducting minor self-tenders at a discount to NAV of 15% is a statement by the Board that it believes that a persistent discount of just under 15% is acceptable to the shareholders. The Reporting Persons believe that such a large discount to NAV is completely unacceptable.

                 The Reporting Persons believe that the Board's conclusion regarding what is in the best interests of the Fund's shareholders is unacceptable. The Reporting Persons believe that in order for Board to do its job of safeguarding the shareholders' best interests, it must be open to receiving shareholder concerns and be responsive in addressing such concerns. Above all, this will help ensure that the Board runs the business in a competitive manner. The Fund's Board does not appear to share the Reporting Persons belief; in fact, the Board has never asked the Reporting Persons, as major shareholders of the Fund, about their opinions regarding the discount to net asset value problem.

                 The Reporting Persons believe that the uncertainties arising from this decision will contribute to a widening of the discount to NAV and will consequently affect the interests of shareholders.

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 10 of 15
===================                                                =============

                 FURTHERMORE, THE REPORTING PERSONS BELIEVE THAT THE THRESHOLD THE BOARD SHOULD FOCUS UPON IS THE NAV, THE BASIS UPON WHICH THE SHARES WERE ORIGINALLY ISSUED.

                 6. The resignation of Mr. Nicholas Bratt.
                    --------------------------------------

                 The Reporting Persons are also concerned about the resignation of Mr. Nicholas Bratt as President of the Fund and Director of Deutsche Investment, announced in August 26, 2003.

                 The Reporting Persons believe that the Board failed in its obligation to keep shareholders informed of significant events that occur within the Fund, specially regarding senior management.

                 THE REPORTING PERSONS ALSO BELIEVE THAT THE BOARD SHOULD HAVE PROVIDED SHAREHOLDERS NOT ONLY WITH THE REASONS FOR MR. BRATT'S RESIGNATION BUT ALSO WITH THE POSSIBLE EFFECTS ON THE FUND--SPECIFICALLY WITH RESPECT TO ANY POSSIBLE CHANGES TO THE COMMITMENT ANNOUNCED BY MR. BRATT IN APRIL 25, 2003.


                 In conclusion, the Reporting Persons take corporate matters very seriously and attempt to set a higher standard of practice for Boards of Directors in the closed-end fund industry to better attain the best interest of fund shareholders.

                 The failure of the Board to respond appropriately to shareholders' concerns regarding the discount problem, presumably using regulatory limitations as a way to maintain the Fund's size, is disappointing.

                 Possible Actions
                 ----------------

                 The Board should, openly and publicly, commit to the shareholders to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.). The Reporting Persons request a written response to this filing, in any event no later than March 20, 2004, prior to our deciding the next course of action.

                 The Reporting Persons would consider supporting shareholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing shareholder value, as well as a Board that is fully committed to openly serving the best interests of the Fund's shareholders. Such proposals might include, but are not necessarily limited to, an opposing slate of directors who would be committed to addressing the discount to NAV and any of the actions described above or other actions

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 11 of 15
===================                                                =============

                 intended to terminate the Fund's investment advisory agreement with Deutsche Investment. The Reporting Persons also may consider submitting nominees for election as directors or a stockholder proposal for consideration at the next meeting of shareholders of the Fund.

                 In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise),
                 (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

                 Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


ITEM 5.          INTERESTS IN SECURITIES OF THE ISSUER.
                 --------------------------------------

                 (a) and (b). As of August 13, 2003, EWF, GEM, IEM, GFM, FREE, the Accounts and Global owned directly 142,030, 1,114,131, 1,307,324, 127,938, 179,128, 557,977 and 27,400 Shares,
                 respectively, representing approximately 0.29%, 2.24%, 2.63%, 0.26%, 0.36%, 1.12% and 0.06%, respectively, of the 49.7 million Shares outstanding as of January 20, 2004, as reported in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on January 23, 2004.

                 As of February 12, 2004, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 3,455,928 Shares owned directly by the City of London Funds and the Accounts, representing approximately 6.95% of the 49.7 million Shares outstanding as of January 20, 2004, as reported in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on January 23, 2004.

                 As of February 12, 2004, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 3,428,528 Shares owned directly by the City of London Funds and the Accounts,

===================                                                =============
CUSIP NO. 500634100                     13D                        PAGE 12 of 15
===================                                                =============

                 representing approximately 6.9% of the 49.7 million Shares outstanding as of January 20, 2004, as reported in the Fund's Form SC TO-I filed with the Securities and Exchange Commission on January 23, 2004.

                 (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this
                 Schedule 13D.

                 (d). None

                 (e). Not Applicable


ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 -------------------------------------------------------------
                 RESPECT TO SECURITIES OF THE ISSUER.
                 ------------------------------------

                 Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.
                 ---------------------------------

                 None

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CUSIP NO. 500634100                     13D                        PAGE 13 of 15
===================                                                =============



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 2004


                                               CITY OF LONDON INVESTMENT
                                               GROUP PLC



                                               /s/    Barry M. Olliff
                                               -------------------------------
                                               Name: Barry M. Olliff
                                               Title: Director





                                               CITY OF LONDON INVESTMENT
                                               MANAGEMENT COMPANY LIMITED



                                               /s/    Barry M. Olliff
                                               -------------------------------
                                               Name: Barry M. Olliff
                                               Title: Director

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CUSIP NO. 500634100                     13D                        PAGE 14 of 15
===================                                                =============




                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

         Andrew Davison                  Chairman
         Barry Olliff                    Chief Executive Officer
         Douglas Allison                 Finance Director
         Peter O'Sullivan                Compliance Director
         Omar Ashur                      Non-Executive Director
         George Robb                     Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

         Barry Olliff                    Chief Investment Officer
         Douglas Allison                 Finance Director
         Peter O'Sullivan                Compliance Director
         Clayton Gillece                 Director
         Michael Russell                 Director
         Thomas Griffith                 Director
         Carlos Yuste                    Director
         Christopher Weaver              Director

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CUSIP NO. 500634100                     13D                        PAGE 15 of 15
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                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS






                  Number of
              Shares of Common         City of London
             Stock Purchased/(Sold)       Fund which           Price Per Share
  Date                (1)              Purchased/(Sold)(1)           (US$)
--------       ---------------          ---------------         -------------
 2/9/04              1,200                     GEM                   20.62
 2/6/04             140,000                 Accounts                20.0286
 2/4/04            (35,000)                    EWF                   19.58
 2/4/04             35,000                  Accounts                 19.58
 2/2/04             382,977                 Accounts                 20.075
 2/2/04            (382,977)                   GEM                   20.075
 1/30/04            (5,000)                    EWF                   19.95
 1/30/04            (5,000)                    GFM                   19.95
 1/29/04            (2,000)                  Global                  19.87
 1/29/04            (7,900)                    EWF                   19.88
 1/28/04           (20,000)                    EWF                  20.1569
 1/28/04             (600)                   Global                  20.15
 1/26/04           (10,300)                    IEM                  20.2506
 1/23/04            (1,500)                  Global                   20.1
 1/23/04           (22,200)                    IEM                  20.0343
 1/22/04            (1,300)                  Global                 19.9838
 1/22/04            (2,880)                    EWF                    20.0
 1/22/04            (6,720)                    IEM                    20.0
 1/21/04           (51,800)                    IEM                  20.0387
 1/21/04           (22,200)                    EWF                  20.0387
 1/12/04           (10,100)                    IEM                  19.9057
12/30/03            22,700                    FREE                  17,9972
12/16/03           (15,000)                  Global                 17.5033
12/15/03            25,000                     IEM                   17.56
12/15/03            (6,300)                  Global                  17.607




(1) All purchases/sales were effected through open market or privately negotiated transactions.